Exhibit (a)(5)(F)

Original – Court
STATE OF MICHIGAN 3rd JUDICIAL CIRCUIT COUNTY OF WAYNE	NOTICE OF ASSIGNMENT TO THE BUSINESS COURT	CASE NO.
Court address 2 Woodward Ave. Detroit, Ml 48226

Plaintiff’s name(s), address(es), and telephone number(s) Lauren Beth Goff, on behalf of herself and all others similarly situated	v

Defendant’s name(s), address(es), and telephone number(s)

Valassis Communications, Inc., Robert A. Mason, Robert L. Recchia, Alan F. Schultz, Joseph B. Anderson, Jr., Kenneth V. Darish, Thomas J. Reddin, Wallace S. Snyder, Luis A. Ubinas, and Faith R. Whiltlesey

Valassis Communications, Inc., 19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

Plaintiff’s attorney, bar no., address, telephone no., and email address

Rodger D. Young (P22625)

Sara K. MacWilliams (P67805)

Young & Associates, P.C.

27725 Slansbury Blvd., Suite 125

Farmington Hills, MI 48334

(248) 353-8620

Defendant’s attorney, bar no., address, telephone no., and email address 14-000150-CZ FILED IN MY OFFICE WAYNE COUNTY CLERK 1/7/2014 2:57:34 PM CATHY M. GARRETT

The ¢ Plaintiff ☐ Defendant requests assignment of the above captioned matter to the Business Court. The case qualities for the Business Court pursuant to MCL 600.8031 and MCL 600.8035 as indicated below.

Both 1 and 2 must be completed for the case to be accepted by the Court. Check all that apply.

1)	The case is a qualifying business or commercial dispute as defined at MCL 600.8031(c) because:

☐	All of the parties are business enterprises;

¢	One or more of the parties is a business enterprise and the other parties are its or their present or former owners, managers, shareholders, members, directors, officers, agents, employees, suppliers, or competitors, and the claims arise out of those relationships;

☐	One of the parties is a nonprofit organization and the claims arise out of that party’s organizational structure, governance, or finances; or

¢	the case involves the sale, merger, purchase, combination, dissolution, liquidation, structure, governance, or finances of a business enterprise.

AND

2)	The business or commercial dispute involves:

☐	Information technology, software, or website development, maintenance or hosting;

¢	The internal organization of business entities and the rights or obligations of shareholders, partners, members, owners, officers, directors, or managers;

☐	Contractual agreements or other business dealing, including licensing, trade secrets, intellectual property, antitrust issues, securities, non-compete agreements, non-solicitation agreements, and confidentiality agreements, if all available administrative remedies are completely exhausted, including, but not limited to alternative dispute resolution processes prescribed in the agreements;

☐	Commercial transactions, including commercial bank transactions;

☐	Business or commercial insurance policies; and/or

☐	Commercial real property

☐	Other: (Please explain)

3)	List any and all cases currently pending involving the same transaction and/or occurrence (if none, state “none”):

None

Providing false or inaccurate information on this form may result in the imposition of sanctions.

January 7, 2014	Rodger D. Young
Date	Name

	Attorney for:	Plaintiff

WCBC01 (06/13) NOTICE OF ASSIGNMENT TO THE BUSINESS COURT

STATE OF MICHIGAN IN THE CIRCUIT COURT FOR THE COUNTY OF WAYNE

LAUREN BETH GOFF, On Behalf of

Herself and All Others Similarly Situated,

Plaintiff,

v.

VALASSIS COMMUNICATIONS, INC., ROBERT A. MASON, ROBERT L. RECCHIA, ALAN F. SCHULTZ, JOSEPH B. ANDERSON, JR., KENNETH V. DARISH, THOMAS J. REDDIN, WALLACE S. SNYDER, LUIS A. UBIÑAS, and FAITH R. WHITTLESEY,

Defendants

Civil Action No. 13- Hon. This case qualifies for the Wayne County Circuit Court Business Court. MCR 2.112(O)(1)

CLASS ACTION COMPLAINT BASED UPON BREACH OF FIDUCIARY DUTIES

Lauren Beth Goff (“Plaintiff”), on behalf of herself and all others similarly situated, after an examination and inquiry conducted by and through her attorneys, alleges the following:

NATURE OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of herself and all of the public stockholders of Valassis Communications, Inc. (“Valassis” or the “Company”) against Valassis and the Company’s board of directors (the “Individual Defendants” or the “Board”) in connection with the proposed acquisition of Valassis by Harland Clarke Holdings Corp. (“Harland”), a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc. (“MacAndrews & Forbes”) (the “Proposed Transaction”) through an all cash tender offer for all outstanding Valassis shares (the “Offer”).

2. On December 18, 2013, Valassis and Harland jointly announced that they had entered into an Agreement and Plan of Merger dated December 17, 2013 (the “Merger Agreement”) to sell Valassis to Harland, under which Harland will launch a cash tender offer no later than January 8, 2014, to purchase all of Valassis’ outstanding common stock at a purchase price of $34.04 per share in cash (the “Offer Price”), The Proposed Transaction is valued at approximately $1.84 billion.

3. Defendants (defined herein) are working quickly to close the deal; absent judicial intervention, the Offer could close in as little as a month from now. The Offer and completion of the subsequent short-form merger of Valassis and a subsidiary of Harland will require approval of only 50.1% of the outstanding shares of Valassis under Section 251(h) of Delaware’s General Corporation Law.

4. The Offer Price significantly undervalues both Valassis’ inherent value and its value to Harland. The Proposed Transaction appears timed to allow Harland to take advantage of a temporary decline in Valassis’ business, and at a price that does not reflect Valassis’

prospects. As Defendant Robert A. Mason (“Mason”), Valassis’ President and Chief Executive Officer (“CEO”), recently noted on an October 24, 2013 conference call discussing the Company’s financial results for the third quarter of 2013:

[O]ur comprehensive plan to refocus, restructure, and right-size our company will create the catalyst to jump-start growth that will come from available share. In a macro environment that includes a sluggish economy, inelastic client budgets, and consumers who … need savings, our portfolio continues to convey powerful value.… In my experience, the way forward is seldom easy, but in our case offers a clear path to improve our results.

(emphasis added). In addition, for Harland, the Proposed Transaction will immediately enable Harland to diversify its portfolio and expand its client base.

5. Furthermore, to protect against the threat of alternate bidders out-bidding Harland, Defendants (identified infra) agreed to lock up the deal with a number of coercive clauses in the Merger Agreement, including: (i) a “No Shop” provision that requires Valassis to discontinue any discussions with all other potential acquirers and forbids Valassis from entering into new discussions with potential acquirers, thus precluding the Board from engaging in a fair process to sell the Company by seeking out the best possible price for Valassis’ stockholders as their fiduciary duties require; (ii) a provision requiring Valassis to pay a “Termination Fee” of $55 million in the event Valassis receives a higher offer for its stockholders; and (iii) information or “Matching Rights” that require the Company to provide Harland with the identity of any competing bidders, as well as the material terms of any competing offer and then allows Harland to match any competing proposal. The collective effect of these provisions is to chill any potential post-deal market check.

6. The Proposed Transaction is the product of a hopelessly flawed process that is designed to ensure the sale of Valassis to Harland on terms preferential to Harland and other Valassis insiders and to subvert the interests of Plaintiff and the other public stockholders of the

Company. The Individual Defendants’ conduct constitutes a breach of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing owed to Plaintiff and Valassis’ public stockholders, and a violation of applicable legal standards governing their conduct. As set forth herein, Plaintiff seeks to enjoin Defendants from pursuing the Proposed Transaction or, in the event the Proposed Transaction is consummated, recover damages resulting from Defendants’ wrongful conduct.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to MCL §§ 600.601 and 600.605 because Valassis maintains its headquarters in this state and county, and as such Valassis and all of the Defendants have substantial connections to this forum where many of the acts, transactions and occurrences at issue took place or were authorized.

8. This Court has personal jurisdiction over the Defendants pursuant to MCL §§ 600.701 and 600.705 as they have a substantial connection to this forum through their positions at Valassis and were involved in many of the relevant events addressed herein and occurring in Wayne County, Michigan.

9. Venue is proper in this District pursuant to § 600.1621 because, among other things, many of the acts, transactions and occurrences alleged and complained of herein occurred in this county where the Company maintains its headquarters.

THE PARTIES

10. Plaintiff is, and has been at all relevant times hereto, a holder of Valassis common stock.

11. Defendant Valassis is a Delaware corporation located at 19975 Victor Parkway, Livonia, Michigan 48152. Valassis was founded in 1970 and is a leader in intelligent media delivery, providing over 15,000 advertisers proven and innovative media solutions to influence consumers wherever they plan, shop, buy and share. Valassis offers a range of marketing services, including everything from direct-mail inserts to in-store coupon dispensers. By integrating online and offline data combined with powerful insights, Valassis precisely targets its clients’ most valuable shoppers, offering unparalleled reach and scale. Valassis’ subsidiaries include Brand.net, a Valassis Digital Company, and NCH Marketing Services, Inc. RedPlum.com is its consumer brand and it also maintains its signature “Have You Seen Me?” missing-children notices program. Valassis’ common stock trades under the symbol “VCI” on the New York Stock Exchange.

12. Defendant Mason has served as President, CEO, and a member of the Board since January 2012. Prior to that he served in many other executive positions at the Company since 2002.

13. Defendant Robert L. Recchia (“Recchia”) has served as Executive Vice President, Chief Financial Officer and Treasurer at Valassis as well as a member of the Board since 1991 and serves as a member of the Executive Committee.

14. Defendant Alan F. Schultz (“Schultz”) has served as a member of the Board since 1998 and is currently the Non-Executive Chairman of the Board. Prior to this role he served as Chairman, President and CEO. He also serves as the Chairman of the Executive Committee.

15. Defendant Joseph B. Anderson, Jr. (“Anderson”) has served as a member of the Board since July 2006 and serves as the Chairman of the Corporate Governance and Nominating Committee.

16. Defendant Kenneth V. Darish (“Darish”) has served as a member of the Board since June 2001 and serves as a member of the Audit Committee and Compensation Committee.

17. Defendant Thomas J. Reddin (“Reddin”) has served as a member of the Board since June 2010 and serves as the Chairman of the Compensation Committee and a member of the Audit Committee.

18. Defendant Wallace S. Snyder (“Snyder”) has served as a member of the Board since January 2008 and serves as Chairman of the Audit Committee.

19. Defendant Luis A. Ubiñas (“Ubiñas”) has served as a member of the Board since November 2012 and serves as a member of the Compensation Committee and Corporate Governance and Nominating Committee.

20. Defendant Faith R. Whittlesey (“Whittlesey”) has served as a member of the Board since January 1992 and serves as a member of the Audit Committee and Executive Committee.

21. The defendants identified in paragraphs 12 through 20 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Valassis, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Valassis.

22. Defendant Valassis and the Individual Defendants are referred to herein as the “Defendants.”

23. Each Individual Defendant owed and owes Valassis and its public stockholders fiduciary obligations and were and are required to: use their ability to control and manage Valassis in a fair, just, and equitable manner; act in furtherance of the best interests of Valassis and its public stockholders, including, but not limited to, obtaining a fair and adequate price for Valassis’ stock; refrain from abusing their positions of control; disseminate complete and accurate information material to a stockholder’s decision whether to approve the Proposed Transaction; and not to favor their own interests at the expense of Valassis’ public stockholders.

OTHER RELEVANT ENTITIES

24. Harland provides products and services to a range of industries including financial services, education, government, commercial, healthcare, insurance, telecommunications, utilities, and big-box retail. Harland is a leading provider of security printing, digital and print marketing services, high-value and highly customizable transactional printing, business intelligence, security solutions, and retail products with a customer base ranging from major corporate brands to individual consumers. Harland is a wholly owned subsidiary of MacAndrews & Forbes.

25. MacAndrews & Forbes is a private diversified holding company with interests in consumer products, transactional and marketing services, defense, education, entertainment, gaming, and biotechnology, among others.

CLASS ACTION ALLEGATIONS

26. Plaintiff brings this action as a class action, pursuant to MCR 3.501, on behalf of herself and the public stockholders of Valassis (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

27. This action is properly maintainable as a class action.

28. The Class is so numerous that joinder of all members is impracticable. As of December 16, 2013, there were approximately 38,552,405 shares of Valassis common stock issued and outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

29. Questions of law and fact are common to the Class, including, among others: (i) whether Defendants have breached their fiduciary duties owed to Plaintiff and the Class; and (ii) whether Defendants will irreparably harm Plaintiff and the other members of the Class if Defendants’ conduct complained of herein continues.

30. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those nonparty Class members’ ability to protect their interests.

32. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

DEFENDANTS’ FIDUCIARY DUTIES AND THE “ENTIRE FAIRNESS” STANDARD

33. Under Delaware law, in any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s stockholders. To diligently comply with these duties, the directors may not take any action that: (a) adversely affects the value provided to the corporation’s stockholders; (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets; (c) contractually prohibits them from complying with their fiduciary duties; (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s stockholders; and/or (e) will provide the directors with preferential treatment at the expense of, or separate from, the company’s public stockholders.

34. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Valassis are obligated to refrain from: (a) participating in any transaction where the directors’ or officers’ loyalties are divided; (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public stockholders of the corporation; and/or (c) unjustly enriching themselves at the expense of, or to the detriment to, the public stockholders.

35. Specifically, in any situation where a controlling stockholder’s conflicting interests, including a goal of liquidity, causes it to compete with minority stockholders for consideration, the entire fairness standard is implicated, and the Individual Defendants, at least initially, bear the burden of demonstrating the two basic aspects of fair dealing and fair price.

36. The concept of fair dealing embraces questions of when the transaction was timed, how it was initiated, structured, negotiated, disclosed to the directors, and how the approvals of the directors and the stockholders were obtained. The concept of fair price relates to the economic and financial considerations of the proposed merger, including all relevant factors, including: assets, market value, earnings, future prospects and any other elements that affect the intrinsic or inherent value of a company’s stock.

37. The test for fairness is not a bifurcated one as between fair dealing and price. All aspects of the issue must be examined as a whole since the question is one of entire fairness.

38. To demonstrate entire fairness, the Defendants must present evidence of the cumulative manner by which they discharged all of their fiduciary duties. An entire fairness analysis then requires the Court to consider carefully how the board of directors discharged all of its fiduciary duties with regard to each aspect of the non-bifurcated components of entire fairness: fair dealing and fair price. Because the Defendants hold significantly divergent interests from the minority stockholders, the burden to prove the entire fairness of the Proposed Transaction will remain with defendants.

SUBSTANTIVE ALLEGATIONS

39. Valassis, together with its subsidiaries, provides media solutions primarily in the United States and Europe. Its Shared Mail segment combines the individual print advertisements of various clients into a single shared mail package and distributes the shared mail advertising products to approximately 70 million U.S. households primarily on a weekly basis through the United States Postal Service (“USPS”). This segment also offers other products and services, including list procurement, addressing, processing, and the distribution of brochures and circulars; ancillary services, such as list rentals; and direct mail advertising solutions for local neighborhood businesses. It primarily serves grocers, restaurants, drug stores, discount and department stores, home furnishing stores, and other retailers. The Company’s Neighborhood Targeted segment provides print and media placement of traditional free-standing solo insert formats and specialty print promotion products, and helps clients run their promotional advertising directly on the pages of newspapers by brokering advertising space. The Company’s Free-Standing Inserts segment prints and distributes four-color booklets containing promotions, primarily coupons from multiple clients through newspapers and shared mail. The Company’s International, Digital Media & Services segment provides coupon clearing, analytical promotion information management products, and marketing services for retailers and consumer-packaged goods manufacturers, promotion security and consulting services, digital products, including secure digital coupon prints, coupons, and mobile offers to frequent shopper cards, and brand equity, price, and coupon-driven solutions.

40. On December 18, 2013 the Company issued a press release announcing the Proposed Transaction, stating in pertinent part:

Harland Clarke Holdings Corp. to Acquire Valassis for $34.04 per Share in Cash

Combination Will Create Leading Diversified Global Transaction and Marketing

Services and Media Delivery Company

San Antonio, Texas and Livonia, Michigan, December 18, 2013 – Harland Clarke Holdings Corp., a leading provider of best-in-class integrated payment solutions and marketing services, and Valassis (NYSE: VCI), a leader in intelligent media delivery, today announced that they have entered into a definitive merger agreement under which Harland Clarke Holdings will acquire Valassis.

Under the terms of the agreement, Harland Clarke Holdings, a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc., will acquire all of the outstanding shares of Valassis for $34.04 per share in cash, representing a transaction value of approximately $1.84 billion. The transaction, which was unanimously approved by both the Valassis and Harland Clarke Holdings Boards of Directors, will be effected through a tender offer by a subsidiary of Harland Clarke Holdings for all of the shares of Valassis, followed by a merger of the acquisition subsidiary with and into Valassis.

The combination of Harland Clarke Holdings Corp. and Valassis will create a leader in the transaction services, media delivery services, consumer and business direct and education solutions industries with approximately $3.3 billion in combined revenues. The combined entity will have deep and tenured customer relationships with the largest financial, consumer products and retail institutions worldwide, offering them a robust portfolio of innovative products and services.

The Offer Price fails to adequately compensate Valassis stockholders for their investment in the Company. The Proposed Transaction appears timed to allow Harland to take advantage of a temporary decline in Valassis’ business, and at a price that does not reflect Valassis’ true prospects.

41. The Company’s share price has stumbled over the past year, with Valassis repeatedly missing analysts’ earnings estimates and cutting full year earnings per share 2013 guidance on April 25, 2013 and again on October 24, 2013. The Company suffered a decrease in revenue, primarily as a result of anticipated declines in the Neighborhood Targeted segment resulting from the change in certain client contracts to a fee-based media placement model, along with the discontinuance of sampling and solo direct mail products.

42. Despite the recent decline in Valassis’ stock price, the Company is poised for resurgence. An October 3, 2013 SeekingAlpha article entitled “Investors Should Keep An Eye on Valassis’ Turnaround” discussed the Company’s potential for future growth. The article stated:

[W]hile the legacy business will likely grow more slowly, the company’s ability to generate a real value proposition backed by quantifiable data will keep it afloat. For example, data from its RedWrap® product shows that it reaches a new audience not reached by free standing inserts, including 42.4% of redemptions that were new or lapsed and 36.5% that were brand switchers.

These metrics point to a service that is likely more effective than placing traditional advertisements with print newspaper companies like New York Times Company (NYT) or Gannett Co. Inc. (GCI). Meanwhile, Valassis’ recent focus on its digital advertising will help ease the secular decline in print advertising, which now holds just around 30% of the market, according to Q1 2013 data from Nielsen in its Global AdView Pulse report.

* * *

Looking below the surface, management has been making tangible improvements in improving Valassis’ flagship Shared Mail division by growing its Variable Data Postcard, establishing new distribution alliances, and launching a new lightweight package called Spree. These efforts could help the company improve growth during the second half of the year and exceed its 3% revenue growth target and potentially surpass investor expectations.

But, the company’s real opportunity lies in its digital business, including its acquired Brand.net segment. Management plans to shift Brand.net’s strategy towards a geographically targeted approach that includes off-line data, while engaging its entire 400-person sales team in a robust and customized training regimen designed to help them identify and close digital sales opportunities and ultimately enhance the high-margin division’s revenues.

Ultimately, Brand.net’s ability to target specific audiences online makes it a compelling option for retailers, particularly when paired with offline solutions. One 2012 study by Dynamic Logic found that Brand.net’s solution significantly increased brand awareness and purchase intent relative to 132 other benchmark retail campaigns in MarketNorms®. The campaign performed within the top 1% of all online campaigns they measured in the retail category.

In the end, Valassis’ real value compared to an online-only marketing shop is its ability to combine online and offline data and campaigns. The company is one of the few in the world to offer the best of both worlds in order to create a comprehensive campaign that’s both effective and highly measurable. And, with the aforementioned Nielsen report reporting strong online growth rates, this division could have much smoother sailing ahead.

* * *

Assuming that management can reignite growth rates, the company could see a return to industry valuations of at least 1.0x price-to-sales, which would imply a share price of around $40.00 per share. Investors benefit in the meantime from a dividend program that began back in Q4 2012 and has been paid four times so far. Strong free cash flows and positive quick and current ratios should help ensure these payments continue to be made looking ahead.

(emphasis added).

43. Indeed, during the Company’s October 24, 2013 conference call discussing financial earnings for the third quarter of 2013, Defendant Mason expanded on the Company’s restructuring plan. According to Bloomberg, Mason stated:

If you look at our forecast and the results we’ve turned in over the past three quarters, it’s clear there is need for change. We have taken a comprehensive look at our business, evaluating structure, resourcing, capital expenditures and how we go to market. As a result, we’ve made the hard but important decisions designed to refocus, restructure and right-size Valassis, putting us into a much better position to jumpstart and accelerate profitable growth across our business.

Our plan calls for us to reduce annual operating costs by approximately $28 million, while improved our sales productivity and simplifying our business...

* * *

While I’m frustrated by our lack of piece volume, I’m truly encouraged by some trends that we are seeing and changes that we have made within Shared Mail that we believe will provide sustainable benefit for the foreseeable future.

One of the most positive trends is the significant growth we are getting from our Variable Data Postcard. Previously, I had projected we’d see approximately $7 million of new VDP revenue in quarters two through four of this year. I’m happy to report that as of now, we have already exceeded that target.

I’m also very encouraged by the result our Shared Mail teams have produced from two new distribution alliances we initiated in the first half of this year. I believe our experience in executing these alliances provides a roadmap for a meaningful source of incremental revenue and profit moving forward.

* * *

Although my confidence in our ability to create growth across our portfolio is unshaken, it’s very clear that confidence isn’t enough. If we’re going to recognize that growth, we need to make some formative changes. The changes that we have made and will continue to make are both significant and strategic. There is material cost cutting supported by changes in how we go to market and how we do our work.

One of the primary components of our restructuring efforts is refocusing our sales and marketing organizations.

As it relates to sales, the goals are two-fold. First, improve the productivity of our sales effort by consolidating our strategic and field sales organizations into a single national integrated media sales team. Within that team, we will adopt a market focused deployment where every sales executive will own new business generation. We believe this change will create an increase in sales bandwidth opening up incremental new business opportunities.

* * *

I clearly understand that we’re not hitting the mark, but believe our comprehensive plan to refocus, restructure, and right-size our company will create the catalyst to jump-start growth that will come from available share. In a macro environment that includes a sluggish economy, inelastic client budgets, and consumers who continue to not only want but need savings, our portfolio continues to convey powerful value. All of our products offer an unequaled combination of scale and targetability to deliver reach, relevance, and a positive return on investment to our 15,000 clients. The decisions we have made and actions we have taken have been difficult, but in my mind unquestionably the right things to do for our company, our shareholders, and our future. In my experience, the way forward is seldom easy, but in our case offers a clear path to improve our results.

(emphasis added).

44. The Proposed Transaction is the product of a hopelessly flawed process that is designed to ensure the sale of Valassis to Harland on terms preferential to Defendants and other Valassis insiders to the detriment of Plaintiff and the other public stockholders of the Company. The Proposed Transaction is being driven by the members of the Board and Company management, who collectively control an illiquid block of approximately 1.6% of Valassis’ common stock, and who seek liquidity for their illiquid holdings. In the context of the Proposed Transaction, the Company’s senior management is also set to receive millions of dollars in change-of-control payments. Moreover, Harland will likely retain the Company’s management for the long term after the Proposed Transaction. Thus, Board members are conflicted and serving their own financial interests rather than those of Valassis’ other stockholders.

45. Importantly, the Offer Price inadequately compensates Valassis stockholders for the significant benefits that Harland will receive from the Proposed Transaction. Touting the benefits of the Proposed Transaction to Harland, in the December 18, 2013 joint press release announcing the Proposed Transaction, Harland’s CEO, Chuck Dawson, stated:

The acquisition of Valassis is transformational for Harland Clarke Holdings, enabling us to further diversify our portfolio and expand our client base of more than 15,000 client accounts. We respect Valassis’ proven ability to effectively and intelligently deliver media campaigns for our country’s largest advertisers and marketers. This is a strong complement to Harland Clarke Holdings’ capabilities in managing customer relationships for the world’s largest financial institutions, the most respected big-box retailers, as well as educational and governmental organizations worldwide. This acquisition will leverage each company’s respective best practices and result in significant operating efficiencies to provide even more effective services to our world-class global customer base.

46. In the same joint press release, Defendant Mason acknowledged the enormous synergies the Proposed Transaction would provide to Harland, noting:

Under Harland Clarke Holdings, we expect to create a company that is stronger than our individual businesses, which will allow us to pursue our vision of intelligent media delivery while continuing to strengthen our company’s award-winning culture. Harland Clarke Holdings is the right owner for Valassis and has the expertise and resources to accelerate our continued evolution and innovation that will benefit our associates and Valassis’ more than 15,000 clients.

47. However, despite these significant synergies inherent in the Proposed Transaction for Harland, the Board failed to secure a fair deal for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Harland in a combined entity.

48. The Individual Defendants have also breached their fiduciary duties to the Company’s public stockholders by agreeing to terms in the Merger Agreement designed to cement the Proposed Transaction and deter alternative bids for the Company. Rather than undertake a full and fair sales process as their fiduciary duties require, the Board members catered to their liquidity goals, as well as to the interests of Harland. For example, to protect against the threat of alternate bidders out-bidding Harland, Defendants implemented preclusive deal-protection devices in the Merger Agreement including:

(i)     a “No Shop” provision that requires Valassis to discontinue any discussions with all other potential acquirers and forbids Valassis from entering into new discussions with potential acquirers, thus precluding the Board from engaging in a fair process to sell the Company by seeking out the best possible price for Valassis’ stockholders as their fiduciary duties require;

(ii)    a provision requiring Valassis to pay a “Termination Fee” of $55 million in the event Valassis receives a higher offer for its stockholders; and

(iii)  information or “Matching Rights” that require the Company to provide Harland with the identity of any competing bidders, as well as the material terms of any competing offer and then allows Harland to match any competing proposal.

49. Thus, this Proposed Transaction is fraught with conflicts with respect to both process and price.

50. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, which will deny the Class its fair share of Valassis’ valuable assets.

51. Plaintiff and the other members of the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

Request for Injunctive Relief Pursuant to MCR 3.310 Due to Defendants’ Breaches of

Fiduciary Duties

52. Plaintiff repeats and re-alleges each allegation set forth herein.

53. The Individual Defendants have violated their statutory and common law fiduciary duties of care, loyalty, good faith, and fair dealing owed to the public stockholders of Valassis by agreeing to the Proposed Transaction and the Merger Agreement, to the detriment of Plaintiff and the Company’s public stockholders. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the value of their investment in Valassis.

54. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty, good faith and fair dealing because, among other reasons:

a.      they have failed to properly value the Company;

b.      they have failed to take steps to maximize the value of Valassis to its public stockholders: and

c.      they have favored their own interests over those of Valassis’ public stockholders.

55. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class, and may consummate the Proposed Transaction, which will deprive Plaintiff and the Class of their fair proportionate share of Valassis’ valuable business, to the irreparable harm of the Class.

56. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action, and certifying Plaintiff as class representative;

B. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company makes full and adequate disclosure to stockholders and adopts and implements a procedure or process to obtain the highest possible price for stockholders and, if the transaction is consummated, rescinding the transaction;

C. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of Valassis’ stockholders and to refrain from entering into any transaction until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

D. Imposing a constructive trust, in favor of the Class, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

E. Awarding Plaintiff and the Class compensatory damages and/or rescissory damages;

F. Awarding Plaintiff the costs and disbursements of this action, including a reasonable allowance for Plaintiff’s attorneys’ fees, expenses and experts’ fees; and

G. Granting such other and further relief as this Court may deem to be just and proper.
Date: January 7, 2014

YOUNG & ASSOCIATES

Rodger D. Young (P22652)

Sara K. MacWilliams (P67805)

Liaison Counsel for Plaintiff

27725 Stansbury Boulevard

Suite 125

Farmington Hills, Michigan 48334

(248) 353-8620

efiling@youngpc.com

OF COUNSEL: Joseph H. Weiss Richard A. Acocelli Joshua M. Rubin WEISSLAW LLP 1500 Broadway, 16th Floor New York, New York 10036 T: (212) 682-3025 F: (212) 682-3010